04001414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40800

RECEIVED FEB 2 6 2004 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Washington Mall, 6th Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Canavan — 617-371-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romito, Tomasetti & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

600 West Cummings Park	Woburn	MA	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Frabotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMO Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

09/04/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- * [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not Applicable, See Schedule II

COMO Securities, Inc.

Financial Statements

December 31, 2003 and 2002

Romito, Tomasetti & Associates, P.C.

Certified Public Accountants

600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350

Table of Contents

Romito, Tomasetti & Associates, P.C.
Certified Public Accountants
600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying statements of financial condition of COMO Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COMO Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Romito, Tomasetti & Associates, P.C.

January 23, 2004

COMO Securities, Inc.

Statements of Financial Condition

December 31, 2003 and 2002

Assets

		2003	2002
Current assets:			
Cash	$	31,843	72,230
Accounts receivable - commissions		1,296	-
Advances to affiliates		38,480	26,578
Prepaid expenses		2,416	4,455
Total current assets		74,035	103,263
	$	74,035	103,263

Liabilities and Stockholders' Equity

		2003	2002
Current liabilities:			
Accounts payable	$	1,500	2,587
Total current liabilities		1,500	2,587
Stockholders' equity:			
Common stock, $.50 par value; 15,000 shares authorized; 100 shares issued; 63.44 shares outstanding		50	50
Additional paid-in-capital		134,984	134,984
Retained earnings (deficit)		(55,685)	(27,544)
Treasury stock at cost; 36.56 shares		(6,814)	(6,814)
Total stockholders' equity		72,535	100,676
Commitments (Notes 3 and 4)			
	$	74,035	103,263

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Income

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues - placement and consulting	$ -	50,000
Revenues - commissions	48,928	27,201
Total revenues	48,928	77,201
General and administrative expenses:		
Accounting and tax services	8,475	10,529
Administrative charge (Note 3)	2,766	24,776
Bank charges	99	67
Insurance bond	469	461
Legal fees	1,090	1,378
Office expense	-	134
Outside services	38,099	-
Payroll, payroll taxes, and related benefits	14,636	95,344
Registration and filing fees	3,592	3,953
Research subscription fees	7,394	15,859
Total general and administrative expenses	76,620	152,501
Net income (loss) from operations	(27,692)	(75,300)
Other income:		
Dividends	7	6
Total other income	7	6
Net income (loss) before taxes	(27,685)	(75,294)
Provision for state income taxes (Note 2)	456	456
Net income (loss)	$ (28,141)	(75,750)

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2003 and 2002

	Issued Shares of Common Stock $.50 Par		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2002	100	$	50	128,950	48,206	(8,811)	168,395
Sale of 6.34 shares held in treasury	-		-	6,034	-	1,997	8,031
Net income (loss)	-		-	-	(75,750)	-	(75,750)
Balance, December 31, 2002	100		50	134,984	(27,544)	(6,814)	100,676
Net income (loss)	-		-	-	(28,141)	-	(28,141)
Balance, December 31, 2003	100	$	50	134,984	(55,685)	(6,814)	72,535

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Cash Flow

For the Years Ended December 31, 2003 and 2002

	2003	2002
Increase (decrease) in cash:		
Cash flows from operating activities:		
Cash received from customers	$ 47,632	87,121
Cash paid to vendors and affiliates	(72,902)	(130,874)
Dividends received	7	6
Income taxes paid	(456)	(456)
Net cash provided (used) by operating activities	(25,719)	(44,203)
Cash flows from financing activities:		
Advances from (repayments to) affiliates, net	(14,668)	44,471
Sale of treasury stock	-	8,031
Net cash provided (used) by financial activities	(14,668)	52,502
Net increase (decrease) in cash	(40,387)	8,299
Cash, beginning of year	72,230	63,931
Cash, end of year	$ 31,843	72,230
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$ (28,141)	(75,750)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable - commissions	(1,296)	9,920
Advances to affiliate	2,766	24,776
Prepaid expenses	2,039	(2,547)
Increase (decrease) in:		
Accounts payable	(1,087)	(602)
Total adjustments	2,422	31,547
Net cash provided (used) by operating activities	$ (25,719)	(44,203)
Supplemental schedule of noncash financing activities:		
Allocated overhead expenses from affiliate applied to advances to affiliate	$ 2,766	24,776

See accompanying notes to financial statements.

(1) Organization

The Company was incorporated on December 14, 1988, pursuant to the laws of the Commonwealth of Massachusetts, to engage in the business of a broker and/or dealer in securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

(2) Summary of Significant Accounting Policies

(a) Method of Accounting
The financial statements have been prepared in accordance with the accrual basis method of accounting. Under this method of accounting, revenues and expenses are identified with specific periods of time and are recorded as earned or incurred without regard to the date of receipt or payment of cash.

(b) Federal and State Income Taxes
The Company has elected to be treated as a "small business corporation" for income tax purposes pursuant to Section 1372(a) of the Internal Revenue Code. Accordingly, since the net earnings or loss of the Company will be reported by and taxed directly to the stockholders, no provision for Federal income taxes has been reflected in the accompanying financial statements.

The provision for state income taxes represents a tax on the net worth of the Company, subject to a $456 minimum tax.

(c) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company is affiliated with several other companies through common stockholder control and is under common management. The Company shares office space and equipment, and utilizes professional and administrative services provided by one such affiliated Company. During each of the years ending December 31, 2003 and 2002, the Company was charged $2,766 and $24,776 for these services and expenses.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires (a) the maintenance of minimum net capital, and (b) that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, as defined. Net capital is subject to an overall minimum of $5,000. At December 31, 2003 and 2002, the Company had net capital of $31,639 and $69,643 and aggregate indebtedness ratios of .05 to 1 and .04 to 1, all of which are in compliance with minimum standards.

(5) Financial Instruments

The fair values of the Company's financial instruments all approximate their carrying values.

(6) Accounts Receivable

Accounts receivable are stated at face amount and considered to be fully collectible. Accordingly, no allowance for doubtful accounts has been reflected in the financial statements.

(7) Reclassifications

Certain amounts in the year 2002 financial statements have been reclassified to conform with the 2003 presentation.

(8) Tax Components of Retained Earnings

	2003	2002
Accumulated adjustments account:		
Balance, beginning of year	$(25,376)	43,602
Ordinary income (loss)	(28,493)	(68,984)
Dividends	7	6
Balance, end of year	(53,862)	(25,376)
Tax timing differences:		
Accounts receivable	1,296	-
Prepaid expenses	2,416	4,455
Accounts payable	(1,500)	(2,588)
Total tax timing differences	2,212	1,867
Other reconciling items:		
Prior C-Corp deficit	(4,035)	(4,035)
Total retained earnings (deficit)	$(55,685)	(27,544)

Romito, Tomasetti & Associates, P.C.

Certified Public Accountants

600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying financial statements of COMO Securities, Inc. for the year ended December 31, 2003 and have issued our report thereon dated January 23, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romito, Tomasetti & Associates, P.C.

January 23, 2004

COMO Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Schedule I

Computation of net capital:	
Stockholders' equity	$ 72,535
Deduct nonallowable assets:	
Advance to affiliate [Rule 15c3-1(c)(2)(iv)(B)]	38,480
Prepaid expenses	2,416
Net capital	$ 31,639
Computation of aggregate indebtedness:	
Total current liabilities	1,500
Aggregate indebtedness	$ 1,500
Computation of basic net capital requirement:	
Minimum net capital required - 6-2/3% of aggregate indebtedness or $5,000 (whichever is larger), pursuant to Rule 15c3-1(a)(2)	$ 5,000
Net capital in excess of requirement	26,639
Net capital	$ 31,639
Ratio of aggregate indebtedness to net capital	0.05
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):	
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 31,639
Net adjustments	-
Net capital	$ 31,639

See accompanying notes to financial statements.

COMO Securities, Inc.

Computation for Determination of Reserve Requirements for

Broker-Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2003

Schedule II

COMO Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to acting as placement agent generally for private offerings of debt and equity securities to institutional or other accredited investors generally on a "best efforts" basis and as a nonclearing broker/dealer, fully disclosed. The Company does not carry customers' accounts on its books and therefore, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

See accompanying notes to financial statements.

Romito, Tomasetti & Associates, P.C.

Certified Public Accountants

600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone: 781.938.5600
Fax: 781.938.6125
www.rtacpas.com

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of COMO Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including, control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Romito, Tomasetti & Associates, P.C.

January 23, 2004